UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of Registrant’s Name Into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG Press Release “Syngenta Receives United States Registration of IMPASSE™ Termite Blocker”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:
# # #

Media Release – Communiqué aux Médias – Medienmitteilung

Syngenta Receives United States Registration of IMPASSE™ Termite Blocker

Basel, Switzerland, March 14, 2003 – Syngenta today announced United States Environmental Protection Agency (EPA) registration of its novel pre-construction termite solution for new homes, IMPASSE Termite Blocker.

IMPASSE Termite Blocker offers superior long-lasting performance in the growing USD 300 million termite control market in the USA. The active ingredient, Lambda-cyhalothrin, is “locked-in” between two layers of durable, construction-grade polymer. This is the first termiticidal product specifically designed to prevent termites from entering through utility pipes, a major source of termite infestation.

“IMPASSE is an important addition to the expanding Syngenta product portfolio beyond agriculture,” said John Atkin, Chief Operating Officer of Syngenta Crop Protection. “IMPASSE technology provides a very long lasting solution for home owners in the United States and gives Syngenta an entry into the home building market with a completely novel approach.”

Efficacy data shows that this new product is highly effective at keeping out termites. IMPASSE Termite Blocker presents virtually no exposure to installers nor release into the environment. The product complements existing termite pre-construction treatments, including IMPASSE Termite System.

In October 2002, Syngenta received EPA registration of IMPASSE Termite System – the first product in the IMPASSE range. IMPASSE Termite System provides wall-to-wall termite protection while IMPASSE Termite Blocker specifically targets utility pipes.

Syngenta is a world-leading agribusiness. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. The company is committed to sustainable agriculture through innovative research and technology. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stock-holm (SYN). Further information is available at www.syngenta.com.

IMPASSE is a trademark of a Syngenta Group Company.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ’expect’, ’would’, ’will’, ’potential’, ’plans’, ’prospects’, ’estimated’, ’aiming’, ’on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta’s publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any con-tract therefore.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: March 14 , 2003	By:	/s/ Daniel Michaelis

Name: Daniel Michaelis Title: Senior Legal Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary